FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC INCREASES POKER PRESENCE IN CORE EUROPEAN

MARKET WITH OPOKER

CryptoLogic to increase poker liquidity with delivery of top online poker solutions to Scandinavian market

May 9, 2008 (Dublin, IRELAND) – CryptoLogic Limited., a leading software developer to the global Internet gaming market, through its wholly owned subsidiary WagerLogic, today announced an exclusive three-year licensing agreement with OPoker.com, a new online poker site launched by a group of Scandinavia’s leading Internet poker executives.

Under the agreement, CryptoLogic will be OPoker.com’s sole provider of gaming software designed for the Scandinavian market, as well as customer support services, e-cash management and business service support.

“Today’s announcement is consistent with our strategic imperative of adding liquidity and strengthening the CryptoLogic poker network within Europe, including Scandinavia,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s partnership with OPoker.com shows that even while we grow into other parts of the world, we’re also expanding in our core European market.”

OPoker.com’s management team has a long-standing history in e-gaming software, operations and affiliate marketing. With CryptoLogic, OPoker.com will have access to a network of more than 10,000 concurrent users. OPoker.com players will have access to some of the industry’s most popular poker events, including the Caribbean Poker Classic™ and the Head Hunter Challenge™, an innovative tournament concept in which players win cash for every player they eliminate.

“CryptoLogic shares our vision of providing our players with top-quality poker software, tailored to local interests and cultures,” said Daniel Andersson, OPoker.com’s CEO. “Together, we will make OPoker.com a destination of choice for players across Scandinavia and beyond.”

“The combination of CryptoLogic’s technical solutions and OPoker.com’s industry knowledge and expertise make this partnership a natural fit,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

About OPoker.com

OPoker.com is launched by a group of gaming executives that have been running online poker rooms, casinos and affiliate sites during the last decade. This is their first venture together and they are focused on providing the highest quality gaming experience possible to their customers. OPoker.com will be operated from Malta.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.